UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation           CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                           24 UNDER THE PUBLIC UTILITY
                                              HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period January 1, 2005 through March 31, 2005. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 187,166 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 150,296 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 363,616 shares of SCANA common stock were issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy purchasing activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Coral Energy Resources, L. P. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $10.0 million.

         SCANA issued a guarantee to BG LNG Services, LLC for South Carolina Pipeline Corporation (SCPC) in the amount of $2.0 million.

         SCANA issued a guarantee to Equitable Energy, LLC for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to Coral Energy Resources, L. P. for SCPC in the amount of $10.0 million.


         SCANA increased the guarantee amount on a previous guarantee issued to Louis Dreyfus Energy Services, L.P. for SEMI from $24.0 million to $35.0 million.

         SCANA issued a guarantee to Marathon Oil Company for SEMI in the amount of $5.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Total Gas & Power North America, Inc. for SEMI and SCPC from $14.0 million to $16.0 million.

         SCANA issued a guarantee to Wachovia Bank, N. A. for SEMI in the amount of $10.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

                See Exhibit C-2 for Utility Money Pool activity.

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $51.0 million, at interest rates ranging from 2.37% to 2.84%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any time during the period was $275.8 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.1 million to $14.0 million, at interest rates ranging from 2.45% to 2.78%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period was $77.7 million.

              South Carolina Generating Company, Incorporated.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

              None

         C. South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

              None

         D. SCANA debt issuances:

               SCANA issued $100 million in senior unsecured floating rate medium-term notes maturing in March 2008. The interest rate on the floating rate notes is reset quarterly based on three-month LIBOR plus 15 basis points. The underwriters are the following persons:

               UBS Investment Bank                   -        $28.0 million
               Banc of America Securities LLC        -        $28.0 million
               Wachovia Securities                   -        $28.0 million
               BB&T Corporation                      -        $16.0 million

               SCANA together with SCE&G replaced its existing $35 million uncommitted credit facility agreement with an amended and restated $35 million uncommitted credit facility with KBC Bank N.V.

         E. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         None

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         South Carolina Electric & Gas Company Form U-6B-2 filed March 18, 2005.

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

         South Carolina Generating Company, Incorporated Balance Sheet (Exhibit A-4).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

17. Information related to the allocation of the holding Company's Federal income tax liability:

         N/A

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                   Registrant





                  by:     s/James E. Swan, IV
                          --------------------------------------------

                          James E. Swan, IV
                          ------------------------------------
                                    (Name)

                                   Controller
                                   (Title)


Dated:  May 13, 2005

                                                       EXHIBITS


A-1   Balance Sheet for SCANA Corporation as of March 31, 2005 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of March 31, 2005 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of March 31, 2005 (Filed herewith)

A-4 Balance Sheet for South Carolina Generating Company, Incorporated as of March 31, 2005 (Filed herewith)

B     Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C-1   Nonutility Money Pool Activity for the quarter ended March 31, 2005

C-2   Utility Money Pool Activity for the quarter ended March 31, 2005

                                                     Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

-------------------------------------------------------------------------------
                                                                    March 31,
Millions of dollars                                                   2005
-------------------------------------------------------------------------------
Assets
Utility Plant In Service                                              $8,691
Accumulated depreciation and amortization                             (2,525)
-------------------------------------------------------------------------------
                                                                       6,166
Construction work in progress                                            174
Nuclear fuel, net of accumulated amortization                              36
Acquisition adjustments                                                  230
-------------------------------------------------------------------------------
Utility Plant, Net                                                     6,606
-------------------------------------------------------------------------------

Nonutility Property and Investments:
    Nonutility property, net of accumulated depreciation of $54          103
    Assets held in trust, net - nuclear decommissioning                    50
    Investments                                                            63
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                             216
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Current Assets:
    Cash and cash equivalents                                            329
    Receivables, net of allowance for uncollectible accounts of $26      691
    Receivables - affiliated companies                                     17
    Inventories (at average cost):
        Fuel                                                             121
        Materials and supplies                                            74
        Emission allowances                                                21
    Prepayments and other                                                 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Total Current Assets                                              1,283
-------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                         17
    Pension asset, net                                                   290
    Other regulatory assets                                              371
    Other                                                                160
-------------------------------------------------------------------------------
    Total Deferred Debits                                                838
-------------------------------------------------------------------------------
Total                                                                $8,943
===============================================================================

-------------------------------------------------------------------------------
                                                                   March 31,
Millions of dollars                                                  2005
-------------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                                   $2,541
    Preferred stock (Not subject to purchase or sinking funds)          106
-------------------------------------------------------------------------------
    Total Shareholders' Investment                                    2,647
Preferred Stock, net (Subject to purchase or sinking funds)                9
Long-Term Debt, net                                                   3,073
-------------------------------------------------------------------------------
    Total Capitalization                                              5,729
-------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                                185
    Current portion of long-term debt                                    504
    Accounts payable                                                     260
    Accounts payable - affiliated companies                               17
    Customer deposits                                                     51
    Taxes accrued                                                         64
    Interest accrued                                                      56
    Dividends declared                                                    46
    Other                                                                 81
-------------------------------------------------------------------------------
    Total Current Liabilities                                         1,264
-------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                           848
    Deferred investment tax credits                                      120
    Asset retirement obligation - nuclear plant                          126
    Other asset retirement obligations                                   458
    Postretirement benefits                                             144
    Other regulatory liabilities                                         129
    Other                                                                125
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Total Deferred Credits                                            1,950
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Commitments and Contingencies                                              -
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total                                                               $8,943
===============================================================================

                                                             Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


 -------------------------------------------------------------------------------
                                                                    March 31,
 Millions of dollars                                                   2005
 -------------------------------------------------------------------------------
 Assets
 Utility Plant In Service                                             $7,412
 Accumulated depreciation and amortization                             (2,138)
 -------------------------------------------------------------------------------
                                                                        5,274
 Construction work in progress                                            157
 Nuclear fuel, net of accumulated amortization                             36
 -------------------------------------------------------------------------------
 Utility Plant, Net                                                    5,467
 -------------------------------------------------------------------------------

 Nonutility Property and Investments:
     Nonutility property, net of accumulated depreciation of $2            26
     Assets held in trust, net - nuclear decommissioning                   50
     Investments                                                             6
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------
     Nonutility Property and Investments, Net                              82
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Current Assets:
     Cash and cash equivalents                                             17
     Receivables, net of allowance for uncollected accounts of $1         264
     Receivables - affiliated companies                                    21
     Inventories (at average cost):
         Fuel                                                              60
         Materials and supplies                                            67
         Emission allowances                                               21
     Prepayments                                                           40
 -------------------------------------------------------------------------------
     Total Current Assets                                                 490
 -------------------------------------------------------------------------------

 Deferred Debits:
     Environmental                                                           9
     Pension asset, net                                                   290
     Due from affiliates - pension and postretirement benefits             23
     Other regulatory assets                                              361
     Other                                                                135
 -------------------------------------------------------------------------------
     Total Deferred Debits                                                818
 -------------------------------------------------------------------------------
 Total                                                                $6,857
 ===============================================================================

 -------------------------------------------------------------------------------
                                                                     March 31,
 Millions of dollars                                                    2005
 -------------------------------------------------------------------------------
 Capitalization and Liabilities

 Shareholders' Investment:
     Common equity                                                     $2,201
     Preferred stock (Not subject to purchase or sinking funds)            106
 -------------------------------------------------------------------------------
     Total Shareholders' Investment                                     2,307
 Preferred Stock, net (Subject to purchase or sinking funds)                  9
 Long-Term Debt, net                                                     1,976
 -------------------------------------------------------------------------------
 Total Capitalization                                                   4,292
 -------------------------------------------------------------------------------

 Minority Interest                                                          80
 -------------------------------------------------------------------------------

 Current Liabilities:
     Short-term borrowings                                                 183
     Current portion of long-term debt                                     298
     Accounts payable                                                       77
     Accounts payable - affiliated companies                                99
     Customer deposits                                                      27
     Taxes accrued                                                          30
     Interest accrued                                                       37
     Dividends declared                                                     40
     Other                                                                   40
 -------------------------------------------------------------------------------
     Total Current Liabilities                                             831
 -------------------------------------------------------------------------------

 Deferred Credits:
     Deferred income taxes, net                                            712
     Deferred investment tax credits                                       118
     Asset retirement obligation - nuclear plant                           126
     Other asset retirement obligations                                    369
     Due to affiliates - pension and postretirement benefits                 13
     Postretirement benefits                                               144
     Other regulatory liabilities                                          109
     Other                                                                  63
 -------------------------------------------------------------------------------
     Total Deferred Credits                                              1,654
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Commitments and Contingencies                                                -
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Total                                                                 $6,857
 ===============================================================================

                                                               Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
                                                                      March 31,
   Millions of dollars                                                  2005
--------------------------------------------------------------------------------
   Assets
   Gas Utility Plant                                                      $958
   Accumulated depreciation                                               (268)
   Acquisition adjustment                                                  210
--------------------------------------------------------------------------------
   Gas Utility Plant, Net                                                  900
--------------------------------------------------------------------------------

   Nonutility Property and Investments, Net                                 27
--------------------------------------------------------------------------------

   Current Assets:
        Cash and cash equivalents                                           18
        Restricted cash and temporary investments                             -
        Receivables, net of allowance for uncollectible accounts of $3     124
        Receivables-affiliated companies                                    10
        Inventories (at average cost):
           Stored gas                                                       29
           Materials and supplies                                            6
        Prepayments                                                          1
        Deferred income taxes, net                                           4
        Other                                                                1
--------------------------------------------------------------------------------
        Total Current Assets                                               193
--------------------------------------------------------------------------------

   Deferred Debits:
        Due from affiliate-pension asset                                    12
        Regulatory assets                                                   10
        Other                                                                6
--------------------------------------------------------------------------------
        Total Deferred Debits                                               28
--------------------------------------------------------------------------------
   Total                                                                $1,148
================================================================================

------------------------------------------------------------------------------
                                                                 March 31,
  Millions of dollars                                              2005
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  Capitalization and Liabilities
  Capitalization:
       Common equity                                                 $534
       Long-term debt, net                                             273
------------------------------------------------------------------------------
       Total Capitalization                                            807
------------------------------------------------------------------------------

  Current Liabilities:
       Short-term borrowings                                             3
       Current portion of long-term debt                                 3
       Accounts payable                                                 47
       Accounts payable-affiliated companies                             4
       Customer deposits                                                 9
       Taxes accrued                                                    18
       Interest accrued                                                  4
       Distributions/dividends declared                                  4
       Other                                                             6
------------------------------------------------------------------------------
       Total Current Liabilities                                        98
------------------------------------------------------------------------------

  Deferred Credits:
        Deferred income taxes, net                                    105
        Deferred investment tax credits                                  1
        Due to affiliate-postretirement benefits                        19
        Other regulatory liabilities                                    19
        Asset retirement obligations                                    86
        Other                                                           13
------------------------------------------------------------------------------
        Total Deferred Credits                                        243
------------------------------------------------------------------------------
  Commitments and Contingencies                                          -
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Total                                                           $1,148
==============================================================================

                                                            Exhibit A-4

                 SOUTH CAROLINA GENERATING COMPANY, INCORPORATED
                             CONDENSED BALANCE SHEET
                                   (Unaudited)


------------------------------------------------------------------------------
                                                               March 31,
Millions of dollars                                               2005
------------------------------------------------------------------------------
Assets
Utility Plant In Service                                           $394
Accumulated depreciation and amortization                           (129)
------------------------------------------------------------------------------
                                                                     265
Construction work in progress                                          1
------------------------------------------------------------------------------
Utility Plant, Net                                                  266
------------------------------------------------------------------------------

Current Assets:
    Cash and cash equivalents                                           6
    Receivables - affiliated companies                                 18
    Inventories (at average cost):
        Fuel                                                           16
        Materials and supplies                                          2
    Prepayments                                                         4
------------------------------------------------------------------------------
    Total Current Assets                                               46
------------------------------------------------------------------------------

Deferred Debits:
    Other regulatory assets                                            10
    Other                                                               2
------------------------------------------------------------------------------
    Total Deferred Debits                                             12
------------------------------------------------------------------------------
Total                                                               $324
==============================================================================

------------------------------------------------------------------------
                                                          March 31,
Millions of dollars                                          2005
------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                               $80
Long-Term Debt, net                                               16
------------------------------------------------------------------------
Total Capitalization                                            242
------------------------------------------------------------------------

Current Liabilities:
    Current portion of long-term debt                              4
    Accounts payable                                               9
    Taxes accrued                                                  2
    Interest accrued                                               2
    Dividends declared                                             1
------------------------------------------------------------------------
    Total Current Liabilities                                    18
------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                   56
    Deferred investment tax credits                                5
    Other regulatory liabilities                                   3
------------------------------------------------------------------------
    Total Deferred Credits                                       64
------------------------------------------------------------------------
------------------------------------------------------------------------

Commitments and Contingencies                                      -
------------------------------------------------------------------------
------------------------------------------------------------------------

Total                                                          $324
========================================================================

                                                                      Exhibit B
                                SCANA Corporation
                         Consolidated Capital Structure
                                 March 31, 2005
                              (Dollars in Millions)

                                                               % of Total
                                               Actual        Capitalization

  Common equity                            $     2,541                   39.6%

  Preferred stock                          $        115                   1.8%

  Debt (long and short-term)               $     3,762                   58.6%

                                          -------------------------------------
  Total                                    $     6,418                  100.0%
                                          =====================================


                      South Carolina Electric & Gas Company
                         Consolidated Capital Structure
                                 March 31, 2005
                              (Dollars in Millions)

                                                            % of Total
                                                Actual      Capitalization

  Common equity                             $     2,201                   46.1%

  Preferred stock                           $        115                   2.4%

  Debt (long and short-term)                $     2,457                   51.5%

                                            --------------- --------------------
                                            --------------- --------------------
  Total                                     $     4,773                  100.0%
                                            =============== ====================


             Public Service Company of North Carolina, Incorporated
                         Consolidated Capital Structure
                                 March 31, 2005
                              (Dollars in Millions)

                                                                 % of Total
                                                    Actual     Capitalization

  Common equity                                   $
                                                 534                     65.7%

  Debt (long and short-term)                      $
                                                 279                     34.3%

                                                 ------------------------------
  Total                                           $
                                                 813                    100.0%
                                                 ==============================

                  South Carolina Generating Company, Incorporated
                                 Capital Structure
                                   March 31, 2005
                               (Dollars in Millions)

                                                                % of Total
                                                Actual        Capitalization

    Common equity                           $          80                 32.5%

    Debt (long and short-term)              $        166                  67.5%

                                           -------------------------------------
    Total                                   $        246                 100.0%
                                           =====================================

                                                              Exhibit C-1


                                                 Nonutility Money Pool Activity
                                            For the quarter ended March 31, 2005

                                                 Aggregate              Aggregate             Aggregate             Aggregate
                                                Borrowings               Receipts           Contributions          Withdrawals
            Company Receiving Advances   During the Period (1) (2)  During the Period   During the Period (2)   During the Period
-----------------------------------------------------------------------------------------------------------------------------------

ServiceCare, Inc.                                    -                      -                   1,400,000               400,000
South Carolina Pipeline Corporation               20,400,000             23,600,000          161,900,000           153,900,000
SCANA Energy Marketing, Inc.                    282,527,000             334,996,000          111,900,000           111,900,000
SCANA Services, Inc.                            114,800,000             145,000,000               -                     -
SCG Pipeline, Inc.                                      -                     -                 1,000,000            1,000,000

(1)  Due on demand
(2) Interest rate at end of quarter: 5.289%



                                                                                                                  Exhibit C-2


                                                   Utility Money Pool Activity
                                            For the quarter ended March 31, 2005

                                                Aggregate               Aggregate           Aggregate            Aggregate
                                                Borrowings               Receipts         Contributions         Withdrawals
            Company Receiving Advances  During the Period (1) (2)   During the Period During the Period (2)  During the Period
----------------------------------------------------------------------------------------------------------------------------------

South Carolina Generating Company, Inc.         3,500,000               5,500,000           3,500,000                -

(1)  Due on demand
(2) Interest rate at end of quarter: 2.84%


